Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SUPPL

MACQUARIE

28 May 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC
Mail Processing
Section

JUN 02 2008

Washington, DC
104

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

08003133

PROCESSED
JUN 12 2008
THOMSON REUTERS

dw 6/11

ABN 94 122 169 279

Macquarie Group Limited

File Number: 082-35128

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

FURTHER NOTICE UNDER LISTING RULE 3.10.3

MACQUARIE GROUP LIMITED 2008 STAFF SHARE ACQUISITION PLAN

27 May 2008 - Further to the previous announcement on this matter ("Notice under Listing Rule 3.10.3", dated 23 May 2008 and released by ASX on 26 May) Macquarie Group Limited ("MGL") advises that, following the review of applications, it now proposes to issue a maximum of 615,000 fully paid MGL Ordinary Shares ("Ordinary Shares") under the 2008 Macquarie Group Staff Share Acquisition Plan ("MGSSAP") Offer.

The actual number of Shares to be issued will depend on the final number of employees participating in the MGSSAP and their chosen level of participation, but will be no greater than 615,000 Ordinary Shares. Shares will be issued for no cash payment and participating employees' cash profit share will be reduced according to their level of participation in the MGSSAP. The exact number of Ordinary Shares issued will be advised after allotment and will rank pari passu with all other Ordinary Shares then on issue.

Dennis Leong
Company Secretary
Macquarie Group Limited

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of appointment	24 May 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 659,792 Macquarie Group Limited ("MQG") fully paid ordinary shares;
- 48,334 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.26 per option expiring on 23 August 2009;
- 170,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010;
- 160,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011;
- 154,400 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012;
- 680,415 Macquarie Airports ("MAP") stapled securities;
- 540,461 Macquarie Capital Alliance Group ("MCAG") stapled securities;
- 483,674 Macquarie Global Infrastructure Fund (B) ordinary units;
- 108,356 Macquarie Global Infrastructure Fund (D) ordinary units;
- 2,531,935 Macquarie Media Group ("MMG") stapled securities;
- 5,000,000 Macquarie Reflexion Trusts June 2006 units (Macquarie Financial Products Management Limited);
- 50,000 Macquarie Nine Film & Television Investment Fund (Macquarie Financial Products Management Limited) ordinary shares;
- 50 Macquarie Timber Land Trust 2004 units (Macquarie Alternative Assets Management Ltd); and
- 75 Macquarie Timber Land Trust 2006 units (Macquarie Financial Products

+ See chapter 19 for defined terms.

Management Ltd).

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 126,469 MQG shares; • 671,446 Macquarie Infrastructure Group ("MIG") stapled securities; and • 200,000 Macquarie Technology Fund 1A ordinary shares.
• Securities held by Venamay Pty Limited as trustee for the Divco 11 Unit Trust, of which Nicholas Moore is a beneficiary;	• 64,177 Macquarie Global Infrastructure Fund (B) units; and • 14,377 Macquarie Global Infrastructure Fund (D) units.
• Securities held by Nicholas Moore in Bare Trust for Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 244,249 MQG shares;
• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest, in Bare Trust for Nicholas Moore;	• 272,283 Macquarie Communications Infrastructure Group ("MCIG") stapled securities; and • 2,106,484 MAP stapled securities.
• Securities held by Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest;	• 250,504 MIG stapled securities; and • 1,326,389 MAP stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustee for The Moore Family Trust, of which Nicholas Moore is a beneficiary;	• 488,650 MCAG stapled securities; and • 623,565 MMG stapled securities.
• Securities held by Moore & Moore Investments Pty Ltd as trustee for The Moore Superannuation Fund, of which Nicholas Moore is a beneficiary.	• 2,000,000 Macquarie Global Infrastructure Fund III (B) (Macquarie Specialised Asset Management 2 Limited) units.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

27 May 2008

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,212
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	13,203 @ $28.74 5,000 @ $29.46 1,668 @ $29.91 1,375 @ $31.18 1,800 @ $32.26 1,332 @ $32.75 1,668 @ $33.00 1,332 @ $33.11 2,168 @ $33.45 12,500 @ $36.71 4,000 @ $40.81 4,166 @ $47.28
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	50,212 on 27/05/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,623,052	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,247,609	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 May 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Allan E Moss
Date of last notice	5 November 2007
Date that director ceased to be director	24 May 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 81,379 Macquarie Group Limited ("MQG") fully paid ordinary shares;
- 25,000 Macquarie Global Infrastructure Trust $1.00 units;
- 500,000 Macquarie Communications Infrastructure Group ("MCIG") stapled securities;
- 162,000 Macquarie Infrastructure Group ("MIG") stapled securities;
- 100,000 Macquarie Technology Fund 1A units;
- 11,429 Macquarie Office Trust ("MOF") units;
- 48,108.06 Macquarie Newton Australian Absolute Return Fund units;
- 10,000 Macquarie Leisure Trust units;
- 713,078 Macquarie Airports ("MAP") stapled securities; and
- 51,250 Macquarie Private Equity Trust units.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
• Securities held by Blueflag Holdings Pty Limited, a trustee of a trust of which Allan Moss is a beneficiary;	• 165,600 unlisted options over unissued MQG shares, exercisable at $32.26 each and expiring on 23 August 2009; • 180,000 unlisted options over unissued MQG shares, exercisable at $63.34 each and expiring on 1 August 2010; • 165,400 unlisted options over unissued MQG shares, exercisable at $61.79 each and expiring on 1 August 2011; • 159,400 unlisted options over unissued MQG shares, exercisable at $71.41 each and expiring on 15 August 2012; and • 250,000 Macquarie Capital Alliance Group ("MCAG") stapled securities.
• Securities held by Febonno Pty Limited, which is the trustee of a trust of which Allan Moss is a beneficiary;	• 315,935 MQG shares.
• Securities held by Koda Pty Limited, which is the trustee of a trust of which Allan Moss is a beneficiary; and	• 6,922 MQG shares.
• Securities held by a personal superannuation fund administered by Perpetual Trustees, of which Allan Moss is a beneficiary.	• 6,344 MOF units; and • 10,000 Macquarie CountryWide Trust units.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

26 May 2008

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,000 @ $28.74 1,000 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,000 on 26/05/2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,572,840	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,297,821	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 May 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE
BANK

CONFIRMATION OF APPOINTMENT OF VOTING DIRECTOR

Sydney, 26 May 2008 – Macquarie Bank Limited (ASX: MBL) confirms that Nicholas Moore has been appointed to the Macquarie Bank Limited Board of Voting Directors with effect from the retirement of Allan Moss on 24 May 2008.

Contacts:

Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008
Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

ASX Release

CONFIRMATION OF APPOINTMENT OF MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 26 May 2008 – Macquarie Group Limited (ASX: MQG) confirms that Nicholas Moore has been appointed Managing Director and Chief Executive Officer of Macquarie Group Limited with effect from the retirement of Allan Moss on 24 May 2008.

Contacts:

Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008
Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

NOTICE UNDER LISTING RULE 3.10.3

MACQUARIE GROUP LIMITED 2008 STAFF SHARE ACQUISITION PLAN

23 May 2008 - Macquarie Group Limited ("MGL") proposes to issue fully paid MGL Ordinary Shares ("Ordinary Shares") under the 2008 Macquarie Group Staff Share Acquisition Plan ("MGSSAP") Offer. The MGSSAP is effectively a continuation of the Macquarie Bank Staff Share Acquisition Plan under which Macquarie Bank Limited ("MBL") has made an annual offer to eligible employees to acquire fully paid ordinary MBL shares from 1999.

Eligible employees can allocate a minimum of $1,000 of their profit share towards the acquisition of Ordinary Shares under the MGSSAP, to be allotted on or about 2 July 2008 ("Allotment Date"). The number of Ordinary Shares to be issued is based on the closing price at which the Ordinary Shares were traded on the ASX today, adjusted to deduct the 2008 final dividend of $2.00 ($56.40). The Shares will not be eligible for that dividend.

The actual number of Shares to be issued will depend on the number of employees participating in the MGSSAP and their chosen level of participation. Shares will be issued for no cash payment and participating employees' cash profit share will be reduced according to their level of participation in the MGSSAP. The exact number of Ordinary Shares issued will be advised after allotment and will rank pari passu with all other Ordinary Shares then on issue.

The Shares will be subject to restrictions on disposal until the earlier of 6 months from the Allotment Date or the relevant employee no longer being employed by a Macquarie Group Company.

Shareholder approval is not required for the issue of the shares. Currently, MGL expects that no more than 550,000 Ordinary Shares will be issued.

Dennis Leong
Company Secretary
Macquarie Group Limited

END